Filed by Crdentia Corp. pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: iVOW, Inc.
Commission File No. 0-22743

NEWS BULLETIN

FROM:
	RE:	Crdentia Corp. 5001 LBJ Freeway, Suite 850 Dallas, TX 75244 OTCBB: CRDT

For Further Information:

AT THE COMPANY:	AT FINANCIAL RELATIONS BOARD:
James D. Durham	Lasse Glassen
Chairman and CEO	310-854-8313
972-850-0780	lglassen@financialrelationsboard.com

FOR IMMEDIATE RELEASE
September 21, 2006

CRDENTIA SIGNS DEFINITIVE AGREEMENT TO ACQUIRE IVOW, INC.

DALLAS — September 21, 2006 — Crdentia Corp. (OTCBB: CRDT), a leading U.S. provider of healthcare staffing services, today announced that the Crdentia and iVOW, Inc. have executed the Agreement and Plan of Merger and Interim Management Agreement associated with the previously announced transaction whereby Crdentia would acquire all of the outstanding shares of iVOW, Inc.  Both companies continue to expect that any potential closing of the transaction would occur in the fourth quarter of 2006, pending the receipt of the requisite stockholder approvals.  Each company’s Board of Directors has approved the execution of the Agreements.

About Crdentia Corp.
Crdentia Corp. is one of the nation’s leading providers of healthcare staffing services.  Crdentia seeks to capitalize on an opportunity that currently exists in the healthcare industry by targeting the critical nursing and allied shortage issue.  There are many small, private companies that are addressing the rapidly expanding needs of the healthcare industry.  Unfortunately, due to their relatively small capitalization, they are unable to maximize their potential, obtain outside capital or expand.  By consolidating well-run small private companies into a larger public entity, Crdentia intends to facilitate access to capital, the acquisition of technology, providing greater diversity of client services and expanded distribution that, in turn, drive internal growth.  For more information, visit www.crdentia.com.

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Financial Relations Board serves as financial relations counsel to this company, is acting on the company’s behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

About iVOW, Inc.

iVOW’s business is focused exclusively on the disease state management of chronic and morbid obesity. iVOW provides program management, operational consulting and clinical training services to physicians and hospitals involved in the medical and surgical treatment of morbidly obese patients. iVOW also provide specialized vitamins to patients who have undergone obesity surgery. iVOW’s corporate website is www.ivow.com; information on its nutritional supplements for post-surgical gastric bypass patients may be found on www.vistavitamins.com.  iVOW is the new corporate name of Vista Medical Technologies, Inc.  iVOW is traded on the NASDAQ Capital Market under the stock symbol IVOW.

Additional Information about the Merger and Where to Find It

In connection with the merger, Crdentia and iVOW intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CRDENTIA AND IVOW ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRDENTIA, IVOW AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Crdentia or iVOW with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Crdentia by directing a written request to: Crdentia Corp., 5001 LBJ Freeway, Suite 850, Dallas, TX, 75244, Attention: Investor Relations, or iVOW, Inc., 11455 El Camino Real, Suite 140, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Crdentia, iVOW and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Crdentia and iVOW in connection with the merger. Information about those executive officers and directors of Crdentia and their ownership of Crdentia’s common stock is set forth in Crdentia’s Form 10-K/A, which was filed with the SEC on April 28, 2006. Information about the executive officers and directors of iVOW and their ownership of iVOW’s common stock is set forth in the proxy statement for iVOW’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on May 10, 2006. Investors and security holders may obtain additional information regarding the direct and indirect interests of Crdentia, iVOW and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Among the important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, failure to complete the iVow transaction and those discussed in “Risk Factors” in the Company’s Forms 10-KSB, Forms 10-QSB, and other filings with the Securities and Exchange Commission.  Such risk factors include, but are not limited to, a limited operating history with no earnings; reliance on the Company’s management team, members of which have other business interests; the ability to successfully implement the Company’s business plan; the ability to continue as a going concern; the ability to fund the Company’s business and acquisition strategy; the growth of the temporary healthcare professional staffing business; difficulty in managing operations of acquired businesses; uncertainty in government regulation of the healthcare industry; and the limited public market for the Company’s common stock.  The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties.  We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

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